Exhibit 99.1

Aurora Cannabis to Ship Medical Cannabis to the Czech Republic

International Expansion Extends to 21 Countries

TSX | NYSE: ACB

EDMONTON, Nov. 27, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE:ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the company has received an export request, has secured the required export permit and has now completed its first shipment of medical cannabis products to the Czech Republic, making this the 21st country in which the company operates.

The initial purchase order was placed by, and products will be shipped to Czech Medical Herbs s.r.o. ("CMH"), a Czech pharmaceutical wholesaler, who will subsequently supply pharmacies throughout the country. Czech Medical Herbs is a distributor of medicinal products with a specialization in Cannabis for medical use and medicinal products based on cannabinoids.

"This supply arrangement demonstrates our ability to enter into new jurisdictions as the partner of choice in new markets with strong barriers to entry, and is testament to the strength and business execution of our European business development team," said Neil Belot, Chief Global Business Development Officer. "The Czech Republic represents the 21st country in which we operate, and exemplifies how we are rapidly expanding our global footprint in the medical cannabis space. We look forward to building a long-term relationship with our customer, CMH, and supplying patients in the Czech Republic with our high-quality cannabis products."

Cannabis for medical purposes was regulated in the Czech Republic, a country with approximately 10 million people, in 2013 and has since been legal as a prescribed form of medication. The law allows patients a total of 180 grams of dry flower product per month, as prescribed by specialized physicians, and can be obtained using an electronic prescription form. While the country has some domestic production, product availability remains limited and importing products from federally licensed producers with EU GMP cultivation facilities, like Aurora, will continue to augment supply and help meet growing market demand.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 21 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Caution Concerning Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0000168354

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:30e 27-NOV-18